Hitek Global Inc.

VIA EDGAR

November 8, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Hitek Global Inc.

Registration Statement on Form F-3

Initially Filed on August 22, 2024, as amended

File No. 333-281723

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hitek Global Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on November 12, 2024, or as soon as thereafter practicable.

Very truly yours,

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer